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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                            ------------------------
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            DSP COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                               INTEL CORPORATION
                          CWC ACQUISITION CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   23332K106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                         SANTA CLARA, CALIFORNIA 95052
                                 (408) 765-1125
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                KENNETH R. LAMB
                                TIMOTHY J. HART
                          GIBSON, DUNN & CRUTCHER LLP
                             ONE MONTGOMERY STREET
                                 TELESIS TOWER
                            SAN FRANCISCO, CA 94104
                                 (415) 393-8200

                           CALCULATION OF FILING FEE

----------------------------------------------
----------------------------------------------
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
               $1,576,145,952*                                    $315,229
---------------------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on the aggregate of 40,385,683 shares of common stock (the "Shares") outstanding (exclusive of treasury shares) and vested options to purchase 3,396,149 Shares, in each case as of October 19, 1999, multiplied by the offer price of $36.00 per Share.

     The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously
paid:                   None                    Filing party:           Not Applicable
Form or registration
  no.:                  Not Applicable          Date filed:             Not Applicable

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

                                     14D-1

   CUSIP NO. 23332K106

---------------------------------------------------------------------------

  1.       NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           Intel Corporation
---------------------------------------------------------------------------

  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [ ]   (b) [    ]

---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------

  4.       SOURCE OF FUNDS
           WC
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------

  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,519,385 Shares(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           19.67%(1)
---------------------------------------------------------------------------

  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

---------------

(1) Intel Corporation ("Intel") does not directly own any Shares. The 9,519,385 Shares are comprised of the following:

    (a) 1,519,385 Shares in the aggregate are the subject of Tender and Voting Agreements and Irrevocable Proxies dated October 13, 1999 (the "Voting Agreements") which Intel and CWC Acquisition Corporation ("Purchaser") have entered into with Davidi Gilo and Joseph Perl, two stockholders of the Company (the "Proxy Grantors"). Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, each Proxy Grantor has agreed to tender to Purchaser all Shares beneficially owned by such Proxy Grantor, has agreed with Intel and Purchaser to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and has granted an irrevocable proxy to Purchaser with respect to such Shares. As a result, Intel holds shared voting power with respect to such Shares.

    (b) 8,000,000 Shares are the subject of a Stock Option Agreement dated October 13, 1999 between Intel and the Company (the "Stock Option Agreement") pursuant to which Intel has the option to purchase up to 8,000,000 Shares at an exercise price of $36 per Share subject to the terms and conditions of the Stock Option Agreement. Although not presently exercisable, such option would become exercisable upon the occurrence of certain events.

                                     14D-1

   CUSIP NO. 23332K106

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           CWC Acquisition Corporation
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  [ ]   (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,519,385 Shares(2)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 3.8%(2)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

---------------

(2) Purchaser does not directly own any Shares. As set forth in footnote 1 of page 2 above, the 1,519,385 Shares are the subject of Voting Agreements.

                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by CWC Acquisition Corporation, a Delaware corporation ("Purchaser"), and a direct, wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of DSP Communications, Inc., a Delaware corporation (the "Company"), at a price of $36 per Share, net to the tendering stockholders in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 13, 1999, by and among Intel, Purchaser and the Company (the "Merger Agreement"), which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Intel. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (except for Shares owned by the Company or Intel, or any subsidiary of the Company or Intel) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Neither Purchaser nor Intel takes any responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the subject company is DSP Communications, Inc., a Delaware corporation, which has its principal executive offices at 20300 Stevens Creek Boulevard, 4th Floor, Cupertino, California 95014.

     (b) The class of equity securities being sought is the Company's common stock, par value $.001 per share. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER
OFFER -- 6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (d), (g) This Statement is filed by Purchaser and Intel. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Intel, and the name, age, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Intel is set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," and in Schedule I to the Offer to Purchase, is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Intel, nor, to the knowledge of Purchaser or Intel, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," and "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company," and "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 9. Source and Amount of Funds" is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

     (a) - (e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

     (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; New York Stock Exchange and Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 20. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF INTEL

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement", "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" and "THE TENDER OFFER -- 14. Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 19. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; New York Stock Exchange and Exchange Act Registration" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 21. Miscellaneous" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(l)     Offer to Purchase, dated as of October 20, 1999
    (a)(2)     Letter of Transmittal
    (a)(3)     Notice of Guaranteed Delivery
    (a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees
    (a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees
    (a)(6)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9
    (a)(7)     Form W-8
    (a)(8)     Form of Summary Advertisement, dated as of October 20, 1999
    (a)(9) Press Releases dated October 14 and October 20, 1999 issued by Intel
    (b)        None
    (c)(1) Agreement and Plan of Merger, dated as of October 13, 1999, by and among the Company, Purchaser and Intel
    (c)(2) Stock Option Agreement, dated as of October 13, 1999, between the Company and Intel
    (c)(3) Tender And Voting Agreement And Irrevocable Proxy, dated as of October 13, 1999, among Davidi Gilo, Purchaser and Intel
    (c)(4) Tender And Voting Agreement And Irrevocable Proxy, dated as of October 13, 1999, among Joseph M. Perl, Purchaser and
               Intel
    (c)(5)     Letter Agreement between Intel and Davidi Gilo
    (c)(6)     Covenant Not to Compete between Intel and Davidi Gilo
    (c)(7)     Letter Agreement between Intel and Joseph M. Perl
    (c)(8)     Covenant Not to Compete between Intel and Joseph M. Perl
    (c)(9)     Letter Agreement between Intel and David Aber
    (c)(10)    Letter Agreement between Intel and Stephen P. Pezzola
    (c)(11)    Letter Agreement between Intel and Shmuel Arditi
    (d)        None
    (e)        Not applicable
    (f)        None

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999                   CWC ACQUISITION CORPORATION

                                          By: /s/ SUZAN A. MILLER

                                            ------------------------------------
                                            Suzan A. Miller
                                            President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999                   INTEL CORPORATION

                                          By: /s/ F. THOMAS DUNLAP, JR.

                                            ------------------------------------
                                            F. Thomas Dunlap, Jr.
                                            Vice President, General Counsel
                                            and Secretary

                                 EXHIBIT INDEX

EXHIBIT                                                                  SEQUENTIALLY
NUMBER                            EXHIBIT INDEX                          NUMBERED PAGE
-------                           -------------                          -------------
(a)(1)     Offer to Purchase, dated as of October 20, 1999.............
(a)(2)     Letter of Transmittal.......................................
(a)(3)     Notice of Guaranteed Delivery...............................
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees................................
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees...................
(a)(6)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
(a)(7)     Form W-8....................................................
(a)(8)     Form of Summary Advertisement, dated as of October 20,
           1999........................................................
(a)(9)     Press Releases dated October 14 and October 20, 1999 issued by Intel....................................................
(b)        None........................................................
(c)(1)     Agreement and Plan of Merger, dated as of October 13, 1999, by and among the Company, Purchaser and Intel...............
(c)(2)     Stock Option Agreement, dated as of October 13, 1999,
           between the Company and Intel...............................
(c)(3)     Tender And Voting Agreement And Irrevocable Proxy, dated as of October 13, 1999, among Davidi Gilo, Purchaser and
           Intel.......................................................
(c)(4)     Tender And Voting Agreement And Irrevocable Proxy, dated as of October 13, 1999, among Joseph M. Perl, Purchaser and
           Intel.......................................................
(c)(5)     Letter Agreement between Intel and Davidi Gilo..............
(c)(6)     Covenant Not to Compete between Intel and Davidi Gilo.......
(c)(7)     Letter Agreement between Intel and Joseph M. Perl...........
(c)(8)     Covenant Not to Compete between Intel and Joseph M. Perl....
(c)(9)     Letter Agreement between Intel and David Aber...............
(c)(10)    Letter Agreement between Intel and Stephen P. Pezzola.......
(c)(11)    Letter Agreement between Intel and Shmuel Arditi............
(d)        None........................................................
(e)        Not applicable..............................................
(f)        None........................................................